UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              RADVIEW SOFTWARE LTD.
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                                (Name of Issuer)

                  Ordinary Shares, NIS 0.01 par value per share
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                         (Title of Class of Securities)

                                    M81867109
                                 --------------
                                 (CUSIP Number)

                                   May 8, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. M81867109                                        Page 2 of 7
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Prisma Investment House Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]

     (b)  [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
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               5    SOLE VOTING POWER

                    -
               -----------------------------------------------------------------
               6    SHARED VOTING POWER
  NUMBER OF
   SHARES           21,950,000 Ordinary Shares [including 9,030,000 warrants
BENEFICIALLY        that are currently exercisable or exercisable within 60 days
  OWNED BY          as of the date of this report] (*)
    EACH       -----------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON
    WITH            -
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    21,950,000 Ordinary Shares [including 9,030,000 warrants that are currently exercisable or exercisable within 60 days as of the date of this report] (*)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - (*)
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [X]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     -
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
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(*) The securities reported herein are beneficially owned by provident funds, continuing education funds and compensation funds (collectively referred to herein as: the "PROVIDENT FUNDS") managed by Prisma Provident Funds Ltd. ("PRISMA PROVIDENT FUNDS"), a wholly-owned subsidiary of Prisma Investment House Ltd. Prisma Provident Funds holds the investment power and the voting power over such securities. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the Provident Funds.

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CUSIP NO. M81867109                                        Page 3 of 7
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Prisma Provident Funds Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]

     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -
               -----------------------------------------------------------------
               6    SHARED VOTING POWER
  NUMBER OF
   SHARES           21,950,000 Ordinary Shares [including 9,030,000 warrants
BENEFICIALLY        that are currently exercisable or exercisable within 60 days
  OWNED BY          as of the date of this report]
    EACH       -----------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON
    WITH            -
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    21,950,000 Ordinary Shares [including 9,030,000 warrants that are currently exercisable or exercisable within 60 days as of the date of this report]
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,950,000 Ordinary Shares [including 9,030,000 warrants that are currently exercisable or exercisable within 60 days as of the date of this report]
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     -
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.84%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
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CUSIP NO. M81867109                                        Page 4 of 7
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Item 1(a)      NAME OF ISSUER:

               RadView Software Ltd.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPLE EXECUTIVE OFFICES:

               14 Hamelacha Street, Park Afek, Rosh Haayin 48091, Israel

Item 2(a)      NAME OF PERSON FILING:

                    1.   Prisma Investment House Ltd.

                    2.   Prisma Provident Funds Ltd.

               The securities reported herein are beneficially owned by Provident Funds managed by Prisma Provident Funds Ltd. ("PRISMA PROVIDENT FUNDS"), a wholly-owned subsidiary of Prisma Investment House Ltd.

Item 2(b)      ADDRESS OF PRINCIPLE BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Prisma Investment House Ltd. - Sonol Tower, 52 Menachem Begin Road, Tel Aviv 67137, Israel

               Prisma Provident Funds Ltd. - Sonol Tower, 52 Menachem Begin Road, Tel Aviv 67137, Israel

Item 2(c)      CITIZENSHIP:

               Prisma Investment House Ltd. - Israel

               Prisma Provident Funds Ltd. - Israel

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Ordinary Shares, NIS 0.01 par value per share

Item 2(e)      CUSIP Number: M81867109

Item 3         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
               13D-2(B):

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CUSIP NO. M81867109                                        Page 5 of 7
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Item 4         OWNERSHIP:

          (a)  AMOUNT BENEFICIALLY OWNED:

               See row 9 of cover page of each reporting person. Prisma Provident Funds holds the investment power and the voting power over the securities owned by the Provident Funds. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the Provident Funds.

          (b)  PERCENT OF CLASS:

               See row 11 of cover page of each reporting person

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  SOLE POWER TO VOTE

                    See row 5 of cover page of each reporting person

               (ii) SHARED POWER TO VOTE

                    See row 6 of cover page of each reporting person and note in
                    Item 4(a) above

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    See row 7 of cover page of each reporting person

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    See row 8 of cover page of each reporting person and note in
                    Item 4(a) above

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following N.A.

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N.A.

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CUSIP NO. M81867109                                        Page 6 of 7
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Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               N.A.

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N.A.

Item 9         NOTICE OF DISSOLUTION OF THE GROUP:

               N.A.

Item 10        CERTIFICATION:

               N.A.

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CUSIP NO. M81867109                                        Page 7 of 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 3, 2007

                                                    PRISMA INVESTMENT HOUSE LTD.

                                                    /s/ Dov Kotler
                                                    --------------
                                                    By: Dov Kotler
                                                    Title: CEO

                                                    PRISMA PROVIDENT FUNDS LTD.

                                                    /s/ Ezra Attar
                                                    --------------
                                                    By: Ezra Attar
                                                    Title: CEO

                                  EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION

Exhibit 1        Agreement of Joint Filing